Exhibit 99.1

British Columbia Securities Commission

NOTICE OF CHANGE OF AUDITOR

LIQUID MEDIA GROUP LTD.

Liquid Media Group Ltd. (the “Company”) hereby gives notice, pursuant to section 4.11 of National Instrument 51- 102 – Continuous Disclosure Obligations (“NI 51-102”) as follows:

1.	At the request of the Company, BDO Canada LLP has resigned as auditors of the Company effective January 22, 2019, and Davidson and Company LLP has been appointed as auditors of the Company effective January 22, 2019.

2.	Both the resignation of BDO Canada LLP (“Former Auditor”) and the appointment of Davidson and Company LLP were considered and approved by the board of directors and the audit committee of the Company.

3.	There are no reservations or modified opinions in the Former Auditor's reports for the Company’s financial statements for the “relevant period” (as defined in NI 51-102) nor any “reportable events” (as defined in NI 51-102) in connection with the audits by BDO Canada LLP during the “relevant period”.

DATED as of the 22nd day of January, 2019